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                             USA TECHNOLOGIES, INC.
                                200 PLANT AVENUE
                            WAYNE, PENNSYLVANIA 19087



                                 August 6, 1999



Mr. Robert Spears
Principal
Ram Consulting
70 Washington Street
Suite 300
Oakland, California 94607


Dear Bob:

         This is to acknowledge and confirm the following terms of our Consulting Agreement. The term of this agreement shall be for a six month period, from August 1, 1999 through January 31, 2000. We are very pleased to be a client of Ram Consulting.

         (1) During the term hereof, Ram Consulting shall provide such business, marketing, and strategic consulting services to the Company as shall be requested from time to time by the Company.

         (2) It is understood and agreed that none of the services to be rendered by Ram Consulting on behalf of the Company shall be in connection with the offer or sale of any securities of the Company in a capital raising transaction or directly or indirectly promoting or maintaining a market for the Company's securities.

         (3) Compensation

             (a) The Company shall issue to Robert Spears, in his individual name, in full payment for the consulting services to be rendered by Ram Consulting, a total of 40,000 shares of fully vested, nonassessable, free trading Common Stock of the Company. Upon the effective date of the registration statement described in Paragraph 3(b) below, the Company shall issue such stock to you.

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This issuance of the Company's stock shall be the only consideration that you are entitled to under this Consulting Agreement.

             (b) Promptly after the date of this Consulting Agreement, the Company will cause a registration statement on Form S-8 to be filed with the Securities and Exchange Commission for the purpose of registering 40,000 shares of Common Stock of the Company issuable to Robert Spears pursuant to Paragraph 3(a) above.

         (4) Ram Consulting also hereby represents that it is not prohibited from entering into this Consulting Agreement or from performing its obligations hereunder by any law, regulation, contract, decree, order or agreement.

         (5) Ram Consulting and the Company hereby acknowledge that Ram Consulting is an independent contractor. In this regard, Ram Consulting shall not hold itself out as, nor shall it take any action from which others might infer, that it is a partner, agent or joint venturer of the Company.

         (6) This Consulting Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and supersedes and cancels any prior communications, understandings and agreements between the parties. This Consulting Agreement cannot be modified or changed, nor can any of its provisions be waived, except by written agreement signed by all parties.

         (7) This Consulting Agreement shall be governed by the laws of the Commonwealth of Pennsylvania. Any dispute arising out of this Consulting Agreement shall be adjudicated in the courts of the Commonwealth of Pennsylvania or in the federal courts located within the Commonwealth of Pennsylvania.





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         Please indicate your acceptance of the terms of this Consulting
Agreement by signing below where indicated and returning it to me.


                                                       USA TECHNOLOGIES, INC.



                                                  By:  /s/ George R. Jensen, Jr.
                                                       -------------------------
                                                       George R. Jensen, Jr.
                                                       Chief Executive Officer

ACCEPTED:

RAM CONSULTING


By: /s/ Robert Spears
    ---------------------
    Robert Spears,
    Principal

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